Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4: 333-194698

The following is an advertisement of Comcast:

Comcast + Time warner Cable: because Together is better for more people.

Together, a faster, more reliable broadband network.

As a leader in high-speed Internet, Comcast has increased speeds 13 times in 12 years. We're investing billions in new, next-generation technologies, and through the transaction with Time Warner Cable, we'll create a stronger, more reliable and more secure broadband network for millions of new customers.

Together, diverse programming for more audiences.

Comcast is focused on creating a positive environment for independent programmers. We carry more than 160 independent networks and are committed to supporting 10 new cable channels, most minority owned. Through the transaction with Time Warner Cable, independent voices will be able to reach new audiences across the country.

Together, Net Neutrality protection for more Americans.

Comcast is the only Internet service provider in America legally bound by full
Net Neutrality rules, ensuring an open Internet and protecting customers. The transaction with Time Warner Cable will bring Net Neutrality protection to millions of new customers across the country.

Together, Internet access for more low-income families.

Comcast's Internet Essentials(SM) program is the nation's largest and most comprehensive broadband adoption program for low-income people, having signed up over one million Americans. Through the transaction with Time Warner Cable,
Comcast will bring the power of the Internet to many more low-income families at home.

Find out how we can do more together at comcastcorporation.com/together comcast + Time warner cable. together is better.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. After the registration statement filed with the SEC is declared effective, a definitive joint proxy statement/prospectus will be mailed to Comcast and Time Warner Cable shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Copies of the joint proxy statement/prospectus and other materials, including information about Comcast, Time Warner Cable and their directors and certain executive officers are available for free at http://www.sec.gov, http://cmcsa.com or http://ir.timewarnercable.comor by contacting the Investor Relations Departments of Comcast at 866-281-2100 or Time Warner Cable at 877-446-3689.